

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via Secure E-mail</u>
Mr. Mark S. Peek
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re: Workday, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 28, 2012**
> **CIK No. 1327811**

Dear Mr. Peek:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited

investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

3.   Please advise us of the basis of your belief that you are a "leading provider of enterprise cloud-based applications for human capital (HCM), payroll, financial management, procurement and employee expense management."

Risk Factors, page 10

4.   Please consider adding a risk factor that discusses whether widespread adoption of your application may be affected by your potential customers' evaluation of your financial condition and stability.

5.   We note that your co-chief executive officers each have less than $35,000 in total compensation for the year ended January 31, 2012. Please consider adding a risk factor to clarify the risk that upon becoming a public company or thereafter, the compensation paid to your co-chief executive officers may greatly increase. Your risk factor should compare the compensation disparity with your public peer companies and any potential effects on your financial position and liquidity if executive compensation should rise significantly.

Industry and Market Data, page 28

6.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 28 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Use of Proceeds, page 29

7.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 36 and 56 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 36

Overview, page 36

8.   Please revise to clarify why you believe your operating margins will improve if you grow your revenues and gain economies of scale. It is unclear, for example, if you believe that your sales and marketing, research and development, and general and administrative costs will have a slower growth rate than your revenues, and the basis for that belief. Your overview section discusses your plans to expand your sales force and investing in infrastructure and personnel, but does not clarify whether your expansion efforts will be more efficient.

9.   In light of your significant losses in prior periods, please revise to clarify the key measures management uses to evaluate your business.

10.   Please revise to add a discussion of how your management considers your renewal rates for your applications and services. Please provide both quantitative and qualitative disclosure of your renewal rates.

Results of Operation, page 38

11.   On page 40, you disclose you expect that your research and development, sales and marketing, and general and administrative expenses will increase in "absolute dollars in the future." In light of your rapid growth, please discuss the expected increases relative to your revenue growth.

12.   Please revise to provide quantitative disclosure of your increases in your headcount from period to period.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

13.   When you know your estimated IPO price, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

14.   We note your disclosure on page 47 that your expected volatility for stock-based awards is derived from the historical volatility of a peer group of publicly-traded companies in the technology industry. We further note your disclosure on page 48 that the value of your common stock was determined in part by utilizing the market approach based on

comparable public companies. Please address the following with respect to the comparable public companies used in your various analyses:

- Confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly;

- Revise to disclose the basis for the selection of the set of comparable publicly traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and

- Describe any changes to the set of comparable publicly-traded companies.

15.   We note several references to a series of events related to the growth of your common stock value however you have not described the events. Please revise to discuss the significant intervening events within the company contributing to the changes in the fair value determined at each grant date.

16.   We note in determining the fair value of your common stock, you typically used an equal weighting of the income approach and market approach. We also note you disclose certain assumptions used under the income approach although you did not provide similar disclosure under the market approach. Please revise your disclosures to provide more information regarding the assumptions used in the market approach including, but not limited to, the multiples used at each valuation date and how these multiples were determined.

17.   We note that for certain valuations of your common stock you have applied a straight-line calculation to determine fair value.   Please explain your basis for the use of this method in determining the fair value for some, but not all, of your grants of stock options between valuation dates. In this regard, indicating that a series of events contributed to the growth in your common stock value between valuation dates does not appear to sufficiently explain why this method is appropriate.

18.   We note your disclosure regarding the methodology used to determine the fair value of your common stock for options issued in July and December 2011. Please revise your disclosure to include the fair value determined for the common stock underlying the options issued on these dates.

19.   In your disclosure related to options granted in December 2011, you disclose that December 31, 2011 was the date at which the last valuation was performed. You also refer to the December 31, 2011 valuation in your disclosure related to options granted in February 2012. However, in your disclosure related to the January 2012 options granted, it appears that the valuation was performed as of January 31, 2012. Please clarify and revise your disclosures as necessary.

20.   When your estimated IPO price is known and included in your registration statement,

please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

21.   For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. In this regard, we note your subsequent event footnote on page F-24 that in May 2012 your board of directors approved option grants of 3.6 million shares and restricted stock awards of 1.2 million shares. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business

Our Strategy for Growth, page 56

22.   We note your strategy for expanding your customer base includes expanding into the small- and medium-sized business market. Please revise the appropriate places in your prospectus to clarify whether your cloud software-as-a-service products are currently appropriate for these types of businesses, or if you will need to modify your products and services for this market. For example, it unclear whether your software that is designed to handle to complex information needs of larger organizations will provide a satisfactory user experience for entities with less complex information needs and less sophisticated financial, information technology, and human resources personnel at an attractive price point. Further, please clarify how expanding into the small- and medium-sized business market will affect your margins and acquisition costs.

Customer Case Studies, page 60

23.   Please revise to clarify whether your case studies described on pages 60 and 61 are representative of your operations and your typical engagements. Please also clarify the dates when you provided services and applications in each case study.

Sales and Marketing, page 62

24.   Please revise to identify your indirect sales partner and clarify how your cloud services are distributed and marketed through this channel. Please describe how your relationships with the end users differ from those obtained through your direct sales channel. To extent your sales through your indirect sales partner are material, please file any material agreements, including any distribution agreements, pursuant to Item 601(b)(10) of Regulation S-K**.**

Competition, page 64

25.   Please revise to clarify whether you have competition from cloud-based software-as-a-service providers that offer human resources, payroll, and/or financial management applications. Also, please provide a separate discussion of your competitors for the small- to medium-sized business market.

Management, page 66

26.   Please revise to clarify that you may be able to qualify for the controlled company exemptions offered by the New York Stock Exchange or the Nasdaq due to the concentration of ownership of Mr. Duffield and/or Mr. Bhusari. Please also revise to clarify if you intend to seek or opt out of these exemptions.

Director Compensation, page 71

27.   Please revise to clarify whether the period referenced by "fiscal 2012" and "fiscal year 2012" on page 71 refers to the fiscal year ending January 31, 2013. We note a similar reference to "fiscal year 2014" on page 21.

Certain Relationships and Related Party Transactions, page 77

28.   Please revise to clarify the nature of the employment of Michael Duffield with Workday, Inc., such as titles or duties.

29.   Please revise to describe the $4 million letters of credit for office space in more detail. Please refer to Instruction 4 of Item 404(a) of Regulation S-K. Further, please revise to describe the "trust assets of Mr. Duffield" that are collateralizing the letters of credit, or advise us why such a description is not material.

30.   Please revise this section to describe the voting agreement between you and your co-chief executive officers to be filed as Exhibit 10.11 or provide a cross-reference to such disclose provided elsewhere in your prospectus.

Description of Capital Stock, page 82

31.   We note that on page 82 you qualify the description of the material terms and provisions of your respective governing documents "in its entirety" to the form restated certificate of incorporation and form restated bylaws filed as exhibits. Please remove this disclaimer and clarify whether the descriptions of your governing documents are materially complete within your prospectus.

32.   Please revise to clarify who are the "permitted transferees" under the Voting Agreement, as described on page 83.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition

Multiple Deliverable Arrangements, page F-9

33.   We note that as of January 31, 2012, you did not have stand-alone value for all of your professional services. Please tell us the various types of professional services you provide and which ones had stand-alone value as of January 31, 2012. Also, please tell us when you adopted ASU 2009-13 and whether the adoption had a significant impact on revenue recognition.

34.   We note that when determining whether or not professional services have stand-alone value, you consider the availability of the services from other vendors and the nature of the services. Please tell us specifically how you determine that stand-alone value exists for your professional services. In this regard, please indicate whether each of the services is actually sold independently by other vendors. Please refer to ASC 605-25-25-5(a). Also, please explain how you were able to establish stand-alone value for each of your professional services during the three months ended April 30, 2012.

35.   We note your disclosure on page 63 that in August 2011, you formed a strategic partnership with Salesforce.com and began delivering integrated subscription packages to customers. We further note that you have established partnerships with other technology vendors such as Cornerstone OnDemand. Please explain the nature of these partnerships in further detail and the impact they have on revenue recognition, if any.

Note 8. Redeemable Convertible Preferred Stock, page F-16

36.   We note your disclosure indicating that the conversion prices of your preferred stock will be adjusted for specified dilutive issuances. Please tell us whether these adjustments represent anti-dilution provisions such that if you issue common stock at prices below the then-current conversion price, the conversion price would be subject to downward adjustment. Additionally, as it relates to your redeemable convertible preferred stock, please tell us whether you believe the embedded conversion is considered indexed to your common stock. Please refer to ASC 815-40-15-7 and ASC 815-40-55-33 and 34.

Exhibits

37.   Please file your lock-up agreements or advise us where they are located.

38.   Please advise us whether you have any material agreements related to your third-party

data centers, pursuant to Item 601(b)(10) of Regulation S-K. If yes, please file them as exhibits and describe their material terms and conditions in your prospectus.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director